Mail Stop 4561

September 9, 2008

Mr. Dudi Machluf
Chief Financial Officer
Elbit Imaging Ltd.
2 Weitzman St.
Tel-Aviv 64239, Israel

> **Re: Elbit Imaging Ltd.**
> **Form 20-F for the year ended December 31, 2007**
> **File No. 000-28996**

Dear Mr. Machluf:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and do not intend to expand our review to other portions of your documents. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2007

Item 4. Information of the Company

B. Business Overview

Shopping and Entertainment Centers, page 29

1. We refer to the tables listing the company's shopping and entertainment centers, mixed-use projects, and other real estate projects on pages 32, 37 and 41, respectively. In future filings, please include as a column to these tables or in the narrative following the tables the estimated cost of completion of each project and the percentage of the project pre-leased, as applicable.

Hotels, page 44

2. We refer to the table of operating hotels on page 45. In future filings, please include revenue per available room (RevPAR) and average daily room rate for each hotel property.

Item 5. Operating and Financial Review and Prospects

Liquidity, page 72

3. Please include in future filings a statement that by the company that, in its opinion, the company's working capital is sufficient for its present requirements, or, if not, how the company proposes to provide the additional working capital needed. We refer you to Item 5.B.1(a) of Form 20-F.

4. Please revise to update in future filings the address of the SEC's public reference room to 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

<u>Financial Statements</u>

<u>Note 2 – Significant Accounting Policies</u>

<u>AI. Critical judgment in applying policies and use of estimates</u>

<u>a. Use of Estimates</u>

(vi) Valuation of debentures and the derivative associated to it

5. We note your disclosure that the valuation of the PC debentures is done by relying on third party professional services. To the extent that you have relied solely upon the work of experts to provide you with a valuation for PC's debentures, please name the expert and provide a consent from the expert in an amended filing as your filing on Form 20-F is incorporated by reference into your filing on Form S-8. Additionally, please apply this comment to your reliance on experts for the valuation of the group's investment property as disclosed on page F-65 and to your reliance on experts for the valuation of liabilities to be incurred for cash-in rights in compensating board members as disclosed on pages F-117 and F118.

<u>Note 25 – Business and Geographic Segments, pages F-119 to F-121</u>

6. Please tell us how you have met the disclosure requirements of paragraph 32 of IFRS 8 related to information about products and services.

<u>Exhibits 12.1 and 12.2</u>

7. We note that you have made modifications to the exact form of the required certifications including the replacement of the word "registrant" with "Company" in multiple places within the certification. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.   Please contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief